OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Introgen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46119F 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 46119F 10 7	13 G	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David G. Nance

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States citizen

	5.	Sole Voting Power
		3,043,945
Number of	6.	Shared Voting Power
Shares
Beneficially		0
Owned by Each	7.	Sole Dispositive Power
Reporting
Person		3,043,945
With:	8.	Shared Dispositive Power

		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,043,945

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G	Page 3 of 4

Item 1.

     (a) Introgen Therapeutics, Inc., a Delaware corporation

     (b) 301 Congress Ave., Suite 1850, Austin, TX 78701

Item 2.

     (a) David G. Nance

     (b) 301 Congress Ave., Suite 1850, Austin, TX 78701

     (c) USA

     (d) Common Stock, par value $0.001 per share

     (e) 46119F 10 7

Item 3. Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owed: 3,043,945

     (b) Percent of class: 9.7%

     (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote      3,043,945

          (ii) Shared power to vote or to direct the vote      0

          (iii) Sole power to dispose or to direct the disposition of      3,043,945

          (iv) Shared power to dispose or to direct the disposition of      0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Reporting Person has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 2,215,605 shares by virtue of his position as the Chief Executive Officer of Domecq Technologies, Developtech Resources Corporation and Debouchement, Ltd. Mr. Nance holds the right to vote for each entity and has dispositive control over the shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Schedule 13G	Page 4 of 4

Item 10. Certification

          (a) Not applicable.

          (b) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

Date

/s/ David G. Nance

Signature

David G. Nance

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)